FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following regulated information, disseminated pursuant to DTR6.3.5, comprises the Notice of Annual General Meeting for 2010, which was sent to shareholders of HSBC Holdings plc on 30 March 2010.
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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.
If you have sold or transferred all your shares in HSBC Holdings plc (the "Company"), you should at once forward this document and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
This document should be read in conjunction with the Annual Report and Accounts and/or Annual Review in respect of the year ended 31 December 2009.
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of HSBC Holdings plc trade under stock code 5 on The Stock Exchange of Hong Kong Limited.
Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC's website. To receive future notifications of the availability of corporate communications on HSBC's website by email, or revoke or amend an instruction to receive such notifications by email, go to
www.hsbc.com/ecomms.
If you received a notification of the availability of this document on HSBC's website and would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrars at the address given below. Printed copies will be provided without charge. Further copies of this document and a Chinese translation of this and future documents may be obtained from the Registrars: Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1712-1716, 17th Floor, 183 Queen's Road East, Hong Kong SAR (email: hsbc.ecom@computershare.com.hk); Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom (email via website:
www.investorcentre.co.uk/contactus
); or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda (email: bob.bda.shareholder.services@bob.hsbc.com). Holders of American Depositary Shares may obtain copies of this document by calling +1 224 544 3292 or by writing to Internal Communications, HSBC-North America, 26525 N. Riverwoods Boulevard, Mettawa, Illinois 60045, USA.

HSBC Holdings plc

Notice of
Annual General Meeting
to be held on 28 May 2010
Notice of the Annual General Meeting to be held at the Barbican Hall, Barbican Centre, London EC2 at 11.00 am on Friday 28 May 2010 is set out on pages 8 to 20.
The action to be taken by Shareholders is set out on page 2. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy in accordance with the instructions on the Form of Proxy. Submission of a Form of Proxy will not preclude a Shareholder from attending and voting in person. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting. Shareholders with internet access may submit their Form of Proxy electronically at
www.hsbc.com/proxy.
30 March 2010
HSBC

Access to the Meeting
The Barbican Centre is wheelchair accessible, the auditorium is fitted with an induction loop, and parking spaces are available for disabled drivers. To help us ensure the Annual General Meeting is fully accessible to all Shareholders, please contact Peter Harvey (telephone +44 (0)20 7992 1401, fax +44 (0)20 7991 4639, email peterharvey@hsbc.com) if you have any particular access or other needs.
If you have general queries about your shareholding please contact the relevant Registrar at the address shown on the front cover.
The Notice of Annual General Meeting, the
Annual Report and Accounts
and the
Annual Review
are available on our website,
www.hsbc.com.

The Annual General Meeting can be viewed live on the internet at
www.hsbc.com/agmwebcast.
A recording of the Annual General Meeting will also be available after the conclusion of the Meeting until 30 June 2010.

HSBC
30 March 2010
Dear Shareholder
Special Business at the Annual General Meeting
The purpose of this letter is to give you details of the proposals which will be considered as special business at the Annual General Meeting of the Company to be held on Friday 28 May 2010. The Notice of Annual General Meeting is set out on pages 8 to 20 of this document.
1         Resolutions 5 and 6 (Authority to Directors to allot shares and disapplication of pre-emption rights)
At last year's Annual General Meeting the Directors were again given general authorities to allot shares. These authorities will expire at the Annual General Meeting to be held on 28 May 2010.
The general purpose of the authorities now being sought is to enable the Directors to issue new shares without having first to obtain the consent of Shareholders in general meeting. The need for such an issue of shares could arise, for example, in the context of a transaction (such as the acquisition of a company) which had to be completed speedily. The granting of such authorities is now commonplace and your Board takes the view that it would be in the interests of the Company if the authorities granted at last year's Annual General Meeting were renewed.
The Directors are now seeking authority to allot new Ordinary Shares (in addition to the Ordinary Shares reserved for issue pursuant to the exercise of options previously granted under the employee share plans) up to an aggregate nominal amount of US$1,742,319,000, equivalent to approximately 20 per cent of the Ordinary Shares in issue on 18 March 2010, being the latest practical date prior to printing this document.
Within this amount, the Directors would have authority to allot Ordinary Shares wholly for cash to persons other than existing Shareholders up to an aggregate nominal amount of US$435,579,750. This is equivalent to approximately 5 per cent of the Ordinary Shares in issue on 18 March 2010.
These authorities comply with both UK investor protection guidelines and the Hong Kong Stock
Exchange's Listing Rules.
I would stress that, other than under the employee share plans or pursuant to the Company's scrip dividend scheme, your Board has no present intention of issuing any further Ordinary Shares pursuant to these new authorities and no issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of Shareholders in general meeting. To create additional core tier 1 capital and retain funds within HSBC, the Board has agreed that, commencing in 2011, new Ordinary Shares may be issued to satisfy the vesting of awards of Restricted Shares and Performance Shares under the HSBC Share Plan that cannot be satisfied from shares already held by employee benefit trusts.
The Board is again seeking authority to issue sterling, United States dollar and euro preference shares. These preference shares were created to underpin issues of preferred securities, which are tax efficient regulatory capital, and with the intention that they may be used for the purpose of raising further regulatory capital. If any of the preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights except in exceptional circumstances but would rank in priority to the Company's Ordinary Shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.
It is proposed that these general authorities be renewed until the Annual General Meeting in 2011.
HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Management Office:
8 Canada Square, London E14 5HQ, United Kingdom

2         Resolution 7 (Alterations to the Articles of Association)
As a consequence of the amendments made to the UK Companies Act 2006 in August 2009 by The Companies (Shareholders' Rights) Regulations 2009, it is proposed that certain alterations be made to the Articles of Association. Further information regarding the proposed alterations to the Articles of Association is set out in Appendix I.
3         Resolution 8 (Extension of Share Incentive Plan and authority to establish non-UK Plans)
The HSBC Holdings UK Share Incentive Plan ("UK SIP"), formerly known as the HSBC Holdings UK Share Ownership Plan, is a UK HM Revenue & Customs approved employee share plan under which eligible employees may acquire up to £1,500 per year of Ordinary Shares from gross salary ("Partnership Shares"). The Partnership Shares must be held in trust for five years to secure favourable tax treatment. Dividends of up to £1,500 per year are invested tax-free in further Ordinary Shares which are held in trust for three years. There is also the facility - which has not been put into operation - to offer Matching Shares to employees who acquire Partnership Shares (up to a maximum of two Matching Shares for each Partnership Share) or to allocate up to £3,000 of Free Shares per year. Approximately 5,500 UK employees currently participate in the UK SIP which was approved by Shareholders at the 2000 Annual General Meeting. The UK SIP is due to terminate on 29 May 2010. The effect of this resolution is to extend the termination date to 28 May 2020. The resolution also provides authority for the Directors to establish similar plans for non-UK resident employees.
Further information regarding the UK SIP is set out in Appendix II.
4         Resolution 9 (Notice period for meetings)
The purpose of this resolution is to enable the Company to call general meetings (other than annual general meetings) on 14 clear days' notice. The UK Companies Act 2006 provides that the minimum notice period for general meetings of the Company is 21 days unless shareholders approve a shorter notice period. The passing of resolution 9 would enable general meetings (other than annual general meetings) to be called on a minimum of 14 clear days' notice. This shorter notice period of between 20 and 14 days would not be used as a matter of routine, but only when the Board determines that calling a meeting on less than 21 days' notice is merited by the business of the meeting and it considers it to be to the advantage of Shareholders as a whole. The approval will be effective until the Company's next Annual General Meeting, when it is intended that a similar resolution will be proposed.
5         Recommendation
Your Board considers that the proposals described in this document are in the best interests of HSBC Holdings plc and its Shareholders and recommends that you should vote in favour of the resolutions relating thereto. The Directors intend to do so in respect of their own beneficial holdings.
6         Action to be taken
A Form of Proxy for use at the Annual General Meeting is enclosed with this letter or may be accessed at
www.hsbc.com/proxy.
Whether or not you propose to attend the Annual General Meeting, you are requested to complete and submit a Form of Proxy in accordance with the instructions on the Form of
Proxy. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting (or any adjourned meeting). The completion and submission of a Form of Proxy will not preclude a Shareholder from attending and voting in person at the Annual General Meeting. Shareholders with internet access may submit their Form of Proxy electronically at
www.hsbc.com/proxy
by entering their Shareholder Reference Number and the Personal Identification Number which is either printed on their Form of Proxy or which has been sent to them by email if they have registered an email address to receive electronic communications. For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system.
If you would like a question or questions to be addressed at the Annual General Meeting please complete and return the form on page 21 or send your question via email to agmquestions@hsbc.com.

We will endeavour to address any questions raised when the item of business to which the questions relate is under consideration by the Annual General Meeting. Any questions submitted that are not relevant to the business of the Annual General Meeting will be forwarded for the attention of an appropriate executive. Submitting a question in advance of the Annual General Meeting does not affect your rights as a Shareholder to attend and speak at the Annual General Meeting.
Yours sincerely

/s/ S K Green
S K Green
Group Chairman

APPENDIX I
SUMMARY OF ALTERATIONS TO THE ARTICLES OF ASSOCIATION
As a consequence of the amendments made to the UK Companies Act 2006 (the "2006 Act") in August 2009 by The Companies (Shareholders' Rights) Regulations 2009, it is proposed that certain alterations be made to the Articles of Association. The alterations to the Articles of Association, which are proposed to be made by Resolution 7 in the Notice of Annual General Meeting, are summarised below.
The alterations reflect the change in law under the 2006 Act which:
1          remove the ability to call general meetings on less than 14 days' notice (Article 55.2 has been deleted and the remainder of Article 55 has been renumbered accordingly);
2          require certain additional information to be included in a notice of general meeting (renumbered Article 55.2);
3          require any general meeting which is adjourned for lack of quorum to be adjourned for at least ten clear days (Article 60.1);
4          limit the evidence which the Board may require in relation to the appointment of a proxy to that which is reasonable in relation to the identity of the member and of the proxy and of the member's instructions (if any) as to how the proxy is to vote and, where the proxy is appointed by a person acting on behalf of a member, that person's authority (Article 73.3);
5          remove the chairman's ability to have a casting vote (Article 74 has been deleted and Articles 75,
76 and 77 have been renumbered accordingly);
6          allow a person who has been appointed as a proxy by more than one member and who has been given different voting instructions by those members to vote more than one way in respect of a resolution put to the vote on a show of hands. In accordance with the amended provisions of the 2006 Act, the proposed Article 76 specifies that where a proxy is instructed by one or more members to vote in favour of a resolution and by one or more members to vote against the same resolution, on a show of hands that proxy will have one vote for the resolution and one vote against the resolution. In addition, the proposed Article 76 has been amended to deal with circumstances where a proxy is given discretion as to how to vote by one or more members and votes pursuant to such discretion in a different manner to how such proxy has been instructed to vote by other members (new Articles 76.2, 76.3 and 76.4); and
7          impose a statutory duty on a proxy or corporate representative to vote in accordance with the instructions of his/her appointor(s). A new Article has been inserted into the Articles of Association to clarify that the Company is under no obligation to check that any vote given by a proxy or corporate representative is in accordance with the instructions of his/her appointor(s) and that any failure by a proxy or corporate representative to follow his/her appointor(s) instructions does not invalidate any votes cast (new Article 77.1).

APPENDIX II
SUMMARY OF THE PRINCIPAL FEATURES OF THE HSBC HOLDINGS
UK SHARE INCENTIVE PLAN (the "UK SIP")
(a)
Introduction
The UK SIP is governed by a Trust Deed and Rules, which have been approved by HM Revenue & Customs. The UK SIP was approved by Shareholders at the 2000 Annual General Meeting as The HSBC Holdings UK Share Ownership Plan for a ten year period. The name of the plan has since been changed to the HSBC Holdings UK Share Incentive Plan. It is proposed to extend the term of the UK SIP and the Directors' authority to establish similar plans for non-UK resident employees until 28 May 2020.
(b)
Eligibility
All UK-resident employees (including executive Directors) of the Company and designated participating companies who have completed such minimum period of service, not exceeding 18 months, as the Directors may determine are eligible to join the UK SIP.
(c)
Basis for participation
The UK SIP provides for the acquisition of Ordinary Shares by the trustee of the UK SIP ("the Trustee") on behalf of participating employees on one or more of four bases. The Directors determine in any year whether the UK SIP will be operated and, if so, on what basis or bases. Participants have so far only been given the opportunity to acquire Partnership Shares and Dividend Shares.
(d)
Allocations of Ordinary Shares
Partnership Shares
:
Employees may be invited to acquire Partnership Shares from time to time. The Directors determine the terms for the acquisition of Partnership Shares in either of the following ways:
(i)        Participants in the UK SIP will agree with the Company to acquire Partnership Shares by deductions from salary, which will be deducted each month and/or as a lump sum once per tax year and transferred directly to the Trustee. Within 30 days of the pay deduction the Trustee will acquire Partnership Shares and then hold them on each participant's behalf; or
(ii)       Participants will agree with the Company to acquire Partnership Shares by deductions from salary, which will be accumulated each month and held in an account until the end of an accumulation period not exceeding 12 months. At the end of the accumulation period the salary saved will be transferred to the Trustee, who will acquire Partnership Shares and then hold them on each participant's behalf.
The participant may direct the Trustee to transfer his/her Partnership Shares to him/her at any time, subject to the payment of income tax and national insurance contributions where they are transferred before the fifth anniversary of acquisition (the taxable amount being dependent on how long they have been held by the Trustee).
Matching Shares
:
If the Company decides to offer Partnership Shares it may also offer Matching Shares to those participants who elect to acquire Partnership Shares. Allocations of Matching Shares will be made on the same day as Partnership Shares are acquired on behalf of participants by the Trustee. Allocations of Matching Shares will be made to all participants on the same basis.
Each participant in the UK SIP must contract with the Company to allow the
Matching Shares to be held by the Trustee for five years or such shorter period, being no less than three years, as the Directors determine ("the Holding Period"). The participant may direct the Trustee to transfer Matching Shares to him/her at any time after the end of the Holding Period but, if this occurs before the fifth anniversary of allocation, income tax and national insurance contributions must be paid (the taxable amount being dependent on how long the Matching Shares have been held by the Trustee). If a participant withdraws Partnership Shares before the third anniversary of the allocation of the related Matching Shares, he/she will forfeit the Matching Shares.
Free Shares
:
Allocations of Free Shares may be made to participating employees on a date set by the Directors.

The value of Free Shares allocated to employees may depend upon the extent to which performance targets, determined by the Directors, are met.
The terms on which Free Shares will be allocated are the same as for Matching Shares, save for the fact that the withdrawal of Partnership Shares may result in the forfeiture of the related Matching Shares.
Dividend Shares
:
Participants will be entitled to dividends paid on their Partnership Shares, Matching Shares and Free Shares, while they are held in trust. The Directors determine whether the Trustee:
(i)        transfers the dividends directly to participants; or
(ii)       applies the dividends in the acquisition of further shares ("
Dividend Shares
") on behalf of the participants.
Dividend Shares must be held by the Trustee for at least three years.
(e)
Overall Limits
The Trustees may, at the direction of the Directors:
(a)       purchase Ordinary Shares on the London Stock Exchange or privately; or
(b)      subscribe for Ordinary Shares,
for appropriation on behalf of relevant employees under the UK SIP. The maximum number of Ordinary Shares which may be allocated for appropriation by way of subscription under the UK SIP, when added to the number of Ordinary Shares issued or placed under option for subscription in the preceding ten years under any other employees' share scheme approved in general meeting by the Company, may not exceed 10 per cent of the Company's issued ordinary share capital for the time being.
(f)
Individual limits
Partnership Shares
:
The maximum amount which an employee can have deducted from salary for the purpose of acquiring Partnership Shares is the lower of 10 per cent of salary and £1,500 per tax year.
Matching Shares
:
The Directors will decide the basis on which Matching Shares are allocated up to a maximum of two Matching Shares for every Partnership Share.
Free Shares
:
The maximum value of Free Shares which can be allocated to an employee in any tax year is £3,000.
Dividend Shares
:
The maximum value of dividends that can be reinvested for a participant in any tax year is £1,500.
(g)
Termination of employment/forfeiture
Partnership Shares
:
If a participant ceases to be an employee at any time and for any reason, Partnership Shares will be transferred to him/her, subject to the payment of any income tax and national insurance contributions if applicable.
Matching Shares and Free Shares
:
If a participant ceases to be an employee by reason of death, injury, disability, redundancy, retirement, or by reason of the fact that his/her employing company or the part of the business in which he/she is employed is transferred out of the Group, any Matching Shares and/or Free Shares will be transferred to the participant (or to his/her personal representatives).
If a participant ceases to be an employee for any other reason:
(a)       within three years of the allocation of Matching Shares and/or Free Shares, the Matching
Shares and/or Free Shares will be forfeited; or
(b)      at least three years after Matching and/or Free Shares are allocated, the Trustee will transfer the shares to the participant, subject to the payment of any income tax and national insurance contributions if applicable.
Dividend Shares
:
If a participant ceases to be an employee at any time and for any reason, his/her Dividend Shares will be transferred to him/her.

(h)
Pension implications
Benefits under the UK SIP will not be pensionable emoluments.
(i)
Reconstructions and take-overs
In the event of any reconstruction or take-over of the Company, participants may instruct the Trustee to receive any form of consideration in respect of any Ordinary Shares held under the UK SIP. Any shares which are received as consideration will be held in trust on the same terms as the existing Partnership Shares, Matching Shares, Free Shares, or Dividend Shares to which they relate.
(j)
Administration
The Trustee is appointed by the Directors.
(k)
Changes to the UK SIP
The Directors may amend the UK SIP at any time in any respect provided that:
(i)        no amendment to a key feature (as specified in the relevant legislation) shall be effective until it is approved by HM Revenue & Customs;
(ii)       no amendment to the advantage of existing or future participants may be made without the prior approval of the Company in general meeting except that the Directors may with the consent of the Trustee:
·
make any amendments necessary to obtain or maintain approval by HM Revenue & Customs or to take account of a change in legislation or to obtain or maintain favourable taxation, exchange control or regulatory treatment of the Company, any of its subsidiaries or any participant (existing or future); or
·
make minor amendments to benefit or facilitate the administration of the UK SIP;
and
(iii)      no amendment may be made which would affect the beneficial interests of participants in
Ordinary Shares held by the Trustee on their behalf.
(l)
Termination
The UK SIP will terminate on 29 May 2010. If resolution 8 is passed by Shareholders, the termination date will be extended to 28 May 2020.

HSBC
HSBC Holdings plc
Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 28 May 2010 at 11.00 am to transact the following ordinary business:
1          to receive and consider the Annual Accounts and Reports of the Directors and of the Auditor for
the year ended 31 December 2009;
2          to approve the Directors' Remuneration Report for the year ended 31 December 2009;
3          to re-elect Directors;
Separate resolutions will be proposed for the re-election of:
(a)       R A Fairhead;
(b)       M F Geoghegan;
(c)       S K Green;
(d)       G Morgan;
(e)       N R N Murthy;
(f)        S M Robertson;
(g)       J L Thornton; and
(h)       Sir Brian Williamson;
4          to reappoint KPMG Audit Plc as Auditor at remuneration to be determined by the Group Audit Committee;
and by way of special business to consider and (if thought fit) pass the following Resolutions of which Resolutions 5 and 8 will be proposed as Ordinary Resolutions and Resolutions 6, 7 and 9 will be proposed as Special Resolutions:
5          THAT the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of £100,000 (in the form of 10,000,000 non-cumulative preference shares of £0.01 each), €100,000 (in the form of 10,000,000 non-cumulative preference shares of €0.01 each), US$85,500 (in the form of 8,550,000 non-cumulative preference shares of US$0.01 each) and US$1,742,319,000 (in the form of 3,484,638,000 ordinary shares of US$0.50 each in the capital of the Company ("Ordinary Shares")) (the latter being equal to approximately 20 per cent of the nominal amount of Ordinary Shares of the Company in issue at the latest practicable date prior to the printing of the Notice of this Meeting), provided that this authority shall be limited so that, otherwise than pursuant to:
(a)       a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to:
(i)        holders of Ordinary Shares where the shares respectively attributable to the interests of all holders of Ordinary Shares are proportionate (or as nearly as may be) to the respective number of Ordinary Shares held by them; and
(ii)       holders of securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such a rights issue or other issue or as the Directors consider necessary, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; or
(b)      the terms of any share plan for employees of the Company or any of its subsidiary undertakings; or
(c)       any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; or
(d)      the allotment of up to 10,000,000 non-cumulative preference shares of £0.01 each, 10,000,000 non-cumulative preference shares of €0.01 each and 8,550,000 non-cumulative preference shares of US$0.01 each in the capital of the Company, the nominal amount of shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted by the Directors pursuant to this authority wholly for cash shall not in aggregate exceed US$435,579,750 (being equal to approximately 5 per cent of the Ordinary Shares of the Company in issue at the latest practical date prior to the printing of the Notice of this Meeting) and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2011 save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.
6          THAT, subject to the passing of resolution 5 set out in the Notice convening this Meeting, the Directors be and are hereby empowered pursuant to section 570 of the Companies Act 2006 (the "Act") to allot equity securities (within the meaning of section 560 of the Act) the subject of the authority granted by resolution 5 as if section 561 (1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2011 save that this authority shall allow the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.
7          THAT the Articles of Association of the Company be and are hereby altered as follows:
(a)       by deleting Article 55.2 in its entirety and renumbering the remainder of Article 55 accordingly;
(b)      by inserting into Article 55.2 (as renumbered pursuant to paragraph (a) of this Resolution) the words "include such statements as are required by the Act and shall in any event" so that Article 55.2 shall begin as follows:
"The notice shall include such statements as are required by the Act and shall in any event specify";
(c)       by deleting from Article 60.1 the words "the same day in the next week at the same time and place, or to such other day" and substituting therefor the words "such day (being not less than ten clear days after the original meeting)" so that Article 60.1 reads as follows:
"If within 15 minutes (or such longer interval as the Chairman in his absolute discretion thinks fit) from the time appointed for the holding of a general meeting a quorum is not present, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to such day (being not less than ten clear days after the original meeting) and at such time and place as the Chairman (or, in default, the Board) may determine. If at such adjourned meeting a quorum is not present within 15 minutes from the time appointed for holding the meeting, one person entitled to attend and to vote on the business to be transacted, being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum.";
(d)      by inserting into Article 73.3 the words ", subject to the Act," and deleting the words ", on a poll," so that Article 73.3 reads as follows:
"Where in England or elsewhere a receiver or other person (by whatever name called) has been appointed by any court claiming jurisdiction to exercise powers with respect to the property or affairs of any member on the ground (however formulated) of mental disorder, the Board may, subject to the Act, in its absolute discretion, on or subject to production of such evidence of the appointment as the Board may require, permit such receiver or other person to vote in person or by proxy on behalf of such member at any general meeting. Evidence to the satisfaction of the Board of the authority of the person claiming to exercise the right to vote shall be deposited at the Office, or deposited or received at such other place or address as is specified in accordance with these Articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable. For the purpose of calculating the 48 hour period, the Directors can decide, in their absolute discretion, not to take account of any part of a day that is not a working day.";
(e)       by deleting Article 74 in its entirety and renumbering Articles 75, 76 and 77 accordingly;
(f)       by inserting into Article 76 (as renumbered pursuant to paragraph (e) of this Resolution)
the following new Articles 76.2 to 76.4:
"76.2   Every proxy who has been appointed by one or more members entitled to vote on the resolution shall, on a show of hands, have one vote unless Article 76.3 applies.
76.3     Every proxy who has been appointed by more than one member entitled to vote on the resolution shall, on a show of hands, have two votes, one vote for and one against the resolution, if either:
(a)       one or more of the members have instructed the proxy to vote for the resolution and one or more of the members have instructed the proxy to vote against the resolution; or
(b)      one or more of the members have instructed the proxy to vote for the resolution and one or more of the members have given the proxy discretion as to how to vote in respect of the resolution and the proxy exercises that discretion by voting against the resolution; or
(c)       one or more of the members have instructed the proxy to vote against the resolution and one or more of the members have given the proxy discretion as to how to vote in respect of the resolution and the proxy exercises that discretion by voting for the resolution.
76.4     Every proxy who has been appointed by one or more members entitled to vote on the resolution shall, on a poll, have one vote for each share in respect of which the proxy has been appointed"; and
(g)      by inserting a new Article 77 as follows:
"77      Validity of votes by proxies and corporate representatives
77.1     A vote given by a proxy or by a corporate representative shall be valid notwithstanding that the proxy or corporate representative has failed to vote in accordance with the instructions of the member by whom the proxy or corporate representative was appointed and the Company shall be under no obligation to check any vote so given is in accordance with any such instructions."
8          THAT:
(a)       the amendment to the trust deed and rules of the HSBC Holdings UK Share Incentive Plan ("UK SIP") (the main features of which are summarised in Appendix II to the Chairman's letter to Shareholders dated 30 March 2010 and copies of the trust deed and rules as proposed to be amended have been signed for the purposes of identification by the Chairman of the Meeting) to extend the termination date of the UK SIP from 29 May 2010 to 28 May 2020 is hereby approved and that the Directors are hereby authorised to do whatever may be necessary or expedient to carry the amended UK SIP into effect including making such changes as may be necessary or expedient to secure the approval of HM Revenue & Customs under Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003; and
(b)      the Directors are hereby authorised to establish for the benefit of non-United Kingdom resident employees of the Company or of any of its direct or indirect subsidiaries such further all-employee share incentive plans as the Directors shall from time to time consider appropriate, provided that:

(i)        any such further plans are based on or similar to the UK SIP or any part or parts thereof but with such variations as the Directors may consider necessary or desirable, taking into account local tax, exchange control and securities laws in relevant overseas countries or territories; and
(ii)       where ordinary shares of US$0.50 each in the capital of the Company ("Ordinary Shares") made available under such further plans are newly issued such Ordinary Shares shall be counted against the overall limit applicable to the Company's employee share plans,
and so that for this purpose establishing a plan also includes participating in any plan established or operated by any direct or indirect subsidiary or establishing or participating in a sub-plan or adopting such other method or approach as the Directors consider appropriate to achieve the relevant objectives.
9
THAT the Company hereby approves general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice.
By Order of the Board

R G Barber
Group Company Secretary	30 March 2010

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987
Registered Office and Group Management Office:

8 Canada Square, London E14 5HQ, United Kingdom

Notes:
(1)       Voting at the Meeting shall be conducted by way of a poll.
The issued share capital of the Company with voting rights on 18 March 2010, being the latest practicable date prior to the printing of this document, was 17,423,746,515 ordinary shares of US$0.50 each ("Ordinary Shares").
(2)       A member entitled to attend and vote at the Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend, speak and vote instead of the member. A member may appoint more than one proxy in relation to the Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member. A proxy need not be a member. Completion and submission of an instrument appointing a proxy will not preclude a member from attending and voting in person at the Meeting. A proxy form is provided with this notice for members. If a member wishes to appoint more than one proxy and so requires additional proxy forms, the original proxy form may be photocopied or additional forms can be obtained from Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6BD, United Kingdom; Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1712-1716, 17th Floor, 183 Queen's Road East, Hong Kong SAR; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda. Shareholders with internet access may submit their Form of Proxy electronically at
www.hsbc.com/proxy.
The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from HSBC in accordance with section 146 of the UK Companies Act 2006 ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the Meeting. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the Meeting.
The main point of contact for nominated persons remains the registered shareholder (for example the stockbroker, investment manager, custodian or other person who manages the investment). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC's Registrars. The only exception is where the Company, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.
(3)       In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting) at: the offices of Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6BD, United Kingdom; the offices of
Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1712-1716, 17th Floor, 183 Queen's Road East, Hong Kong SAR; or the offices of Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda. Amended instructions must also be received by the Company's Registrars by the deadline for receipt of an instrument appointing a proxy. In the case of an appointment of a proxy submitted in electronic form, such appointment must be received not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). It should be noted, however, that any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.
Any member attending the Meeting has the right to ask a question in relation to the business of the meeting. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or good order of the meeting that the question be answered.
(4)       Pursuant to the Uncertificated Securities Regulations 2001 (as amended), changes to entries on the principal register of members of the Company maintained in England (the "Principal Register") after 12.01 a.m. (London time) on the day immediately before the day of the Meeting or any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the Meeting or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register at 12.01 a.m. on the day immediately before the day of the Meeting or any adjourned meeting (as the case may be) shall be entitled to attend and vote at the Meeting or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.
(5)       CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the Meeting or any adjourned meeting by following the procedures described in the CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by the latest time for receipt of proxy appointments specified in Note
(3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointees through other means.
CREST members and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.
Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended) the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:
-         the information in the instruction is incorrect;
-         the person expressed to have sent the instruction did not in fact send it; or
-         the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.
(6)       In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Principal Register or either the Hong Kong or Bermuda Overseas Branch Registers of the Company, as appropriate.
(7)       Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if they are appointing more than one corporate representative, they do not do so in relation to the same share or shares.
(8)       Under section 527 of the UK Companies Act 2006, members meeting the threshold requirements in that section may require the Company to publish on its website a statement setting out any matter that the members propose to raise at the Meeting relating to the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Meeting or any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the UK Companies Act 2006, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under section 527 of the Companies Act 2006 to publish on its website.
(9)       A copy of this notice, and other information required by section 311A of the UK Companies Act 2006, can be found on the Company's website (
www.hsbc.com/agm
).
(10)     Under section 338 and section 338A of the UK Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company (i) to give, to members of the Company entitled to receive notice of the meeting, notice of a resolution which may properly be moved and is intended to be moved at the meeting; and/or (ii) to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may be properly included in such business. A resolution may properly be moved or a matter may properly be included in the business of the meeting unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business of the meeting, must be authorised by the person or persons making it, must be received by the Company not later than 15 April 2010, being the date six weeks before the meeting, and (in the case of a matter to be included in the business of the meeting only) must be accompanied by a statement setting out the grounds for the request.
(11)     The Directors are S A Catz†, V H C Cheng, M K T Cheung†, J D Coombe†, J L Durán† (who will retire as a Director at the conclusion of the Annual General Meeting on 28 May 2010), R A Fairhead†, D J Flint, A A Flockhart, W K L Fung* (who will retire as a Director at the conclusion of the Annual General Meeting on 28 May 2010), M F Geoghegan, S K Green, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, Sir Mark Moody-Stuart† (who will retire as a Director at the conclusion of the Annual General Meeting on 28 May 2010), G Morgan†, N R N Murthy†, S M Robertson†, J L Thornton† and Sir Brian Williamson†.
The Group Chairman has confirmed that, following performance evaluation, each of the non-executive Directors standing for re-election continues to perform effectively and demonstrate commitment to his/her role. It is the belief of the Board that each of the independent non-executive Directors standing for re-election is fully able to discharge his or her duties as an independent non-executive Director. The particulars required to be disclosed, pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, of the Directors standing for re-election are:
†Rona Alison Fairhead
Age 48. Chairman, Chief Executive Officer and a director of Financial Times Group Limited. A non-executive Director since 2004. Chairman of the Group Audit Committee and, since 26 February 2010, the Group Risk Committee. A member of the Nomination Committee. A director of Pearson plc and chairman of Interactive Data Corporation. A non-executive director of The Economist Newspaper Limited. Former appointments include: Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc; and Finance Director of Pearson plc.
Mrs Fairhead brings to the Board a background in international industry, publishing, finance and general management. As the former Finance Director of Pearson plc she oversaw the day to day running of the finance function and was directly responsible for global financial reporting and control, tax and treasury. She has a Masters in Business Administration from the Harvard Business School.
Michael Francis Geoghegan, CBE, Group Chief Executive
Age 56. An executive Director since 2004. Joined HSBC in 1973. Chairman of the Group Management Board. Chairman of The Hongkong and Shanghai Banking Corporation Limited since 1 February 2010 and chairman of HSBC Bank Canada. Deputy chairman of HSBC Bank plc. A director of HSBC Latin America Holdings (UK) Limited having ceased to be chairman on 4 December 2009. A director of HSBC North America Holdings Inc. Ceased to be chairman and a director of HSBC Bank USA, N.A. and HSBC USA Inc. on 7 May 2009. Chief Executive of HSBC Bank plc from 2004 to 2006. Responsible for HSBC's business throughout South America from 2000 to 2003. President of HSBC Bank Brasil S.A. - Banco Múltiplo from 1997 to 2003.

Mr Geoghegan is a career banker with over 35 years' international experience with HSBC. He has worked in the Americas, Asia, the Middle East and Europe. He established the Group's operations in Brazil in 1997 following the creation of Banco HSBC Bamerindus S.A and in 2003 he was honoured with a CBE in recognition of his contribution to British business interests in Brazil.
Stephen Keith Green, Group Chairman
Age 61. An executive Director since 1998; Group Chief Executive from 2003 to 2006. Joined HSBC in 1982. Chairman of the Nomination Committee since 26 February 2010. Chairman of HSBC Bank plc. A director of HSBC North America Holdings Inc. and The Hongkong and Shanghai Banking Corporation Limited. Chairman and a director of HSBC Private Banking Holdings (Suisse) SA until 25 February 2010. Ceased to be a director of HSBC France on 16 February 2010. Chairman of The British Bankers' Association and, since 30 April 2009, a non-executive director of BASF SE.
Mr Green is a career banker having joined The Hongkong and Shanghai Banking Corporation Limited in 1982 with responsibility for corporate planning activities. He was Group Treasurer, with responsibility for HSBC's treasury and capital markets businesses globally from 1992 to 1998, and executive Director, Corporate, Investment Banking and Markets, from 1998 to 2003, when he was appointed Group Chief Executive. He has worked in Hong Kong, New York, the Middle East and London and has extensive international experience and knowledge of the HSBC Group.
†Gwyn Morgan
Age 64. Non-executive chairman of SNC-Lavalin Group Inc. A non-executive Director since 2006. A member of the Remuneration Committee. A member of the Board of Trustees of The Fraser Institute and the Manning Centre for Building Democracy. A non-executive director of HSBC Bank Canada from 1996 to 2006. Former appointments include: Founding President, Chief Executive Officer and Vice Chairman of EnCana Corporation; a director of Alcan Inc. and Lafarge North America, Inc.
Mr Morgan brings to the Board a background in technical, operational, financial and management positions and has led large international companies in the energy and engineering sectors. He has been recognised as Canada's most respected Chief Executive Officer in a national poll of Chief Executives. He is currently a business columnist for Canada's largest national newspaper.
†Nagavara Ramarao Narayana Murthy, CBE
Age 63.
Chairman and Chief Mentor and former Chief Executive Officer of Infosys Technologies Limited. A non-executive Director since May 2008. A member of the Corporate Sustainability Committee and, from the conclusion of the Annual General Meeting in 2010, chairman of the Committee. A non-executive director of Unilever plc and a director of the United Nations Foundation. A non-executive director of New Delhi Television Limited until 22 July 2009. A former non-executive director of DBS Group Holdings Limited and DBS Bank Limited.
Mr Murthy brings to the Board experience in information technology, corporate governance and education, particularly in India. He founded Infosys Technologies Limited in India in 1981 and was its Chief Executive Officer for 21 years. Under his leadership, Infosys established a global footprint and was listed on NASDAQ in 1999. During his career he has worked in France and India.
†Simon Manwaring Robertson, senior independent non-executive Director
Age 69. Non-executive chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP. A non-executive Director since 2006 and senior independent non executive Director since 2007. A member of the Nomination Committee. A non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Royal Opera House, Covent Garden Limited. A trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund. Former appointments include: Managing Director of Goldman Sachs International; and chairman of Dresdner Kleinwort Benson.
Mr Robertson brings to the Board a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets. During his career he has worked in France, Germany, the UK and the USA.
†John Lawson Thornton
Age 56. A non-executive Director since December 2008. A member of the Remuneration Committee since 24 April 2009 and, from the conclusion of the Annual General Meeting in 2010,

chairman of the Committee. Non-executive chairman and a director of HSBC North America Holdings Inc. since December 2008. Professor and director of the Global Leadership Programme at the Tsinghua University School of Economics and Management. Chairman of the Brookings Institution Board of Trustees. A non-executive director of Ford Motor Company, Intel Corporation, Inc., News Corporation, Inc. and China Unicom (Hong Kong) Limited. A director of the National Committee on United States-China Relations and a Trustee of Asia Society, China Institute, The China Foreign Affairs University, the Palm Beach Civic Association and the United World College of East Africa Trust. A member of the Council on Foreign Relations, the China Securities Regulatory Commission International Advisory Committee and China Reform Forum International Advisory Committee. Former appointments include: a non-executive director of Industrial and Commercial Bank of China Limited from 2005 until 2008; and President of the Goldman Sachs Group, Inc. from 1999 until 2003.
Mr Thornton brings to the Board experience that bridges developed and developing economies and the public and private sectors. He has a deep knowledge of financial services and education systems, particularly in Asia. During his 23 year career with Goldman Sachs, he played a key role in the firm's global development and was chairman of Goldman Sachs Asia.
†Sir Brian Williamson, CBE
Age 65. Chairman of Electra Private Equity plc. A non-executive Director since 2002. A member of the Nomination Committee, having served as chairman of the Committee until 26 February 2010. A director of NYSE Euronext and Climate Exchange plc. Former appointments include: chairman of London International Financial Futures and Options Exchange and Gerrard Group plc; and a non-executive director of Resolution plc, the Financial Services Authority and the Court of The Bank of Ireland.
Sir Brian brings to the Board extensive experience in money and bond markets, private equity, futures, options and commodities trading internationally. He established the London International Financial Futures and Options Exchange in the 1980s and led the Exchange's development of its electronic trading platform in the mid-1990s. He is a member of the Guild of International Bankers.
*
Non-executive Director
†
Independent non-executive Director
The Board has determined all of the non-executive Directors standing for re-election to be independent. When determining independence the Board considers that calculation of the length of service of a non-executive Director begins on the date of his or her first election by shareholders as a Director of HSBC Holdings. Given the complexity and geographical spread of HSBC's business, the experience of previous service on a subsidiary company Board can be a considerable benefit to HSBC and does not detract from a Director's independence. In reaching its determination of each non-executive Director's independence the Board has concluded that there are no relationships or circumstances which are likely to affect a Director's judgement and any relationships or circumstances which could appear to do so were considered not to be material.
None of the Directors standing for re-election has any material relationship with another Director, member of Senior Management or substantial or controlling shareholder.
D J Flint, AA Flockhart and S T Gulliver, executive Directors of HSBC Holdings plc are members of the Group Management Board of HSBC Holdings plc, which is chaired by M F Geoghegan, the Group Chief Executive. V H C Cheng, AA Flockhart, W K L Fung, M F Geoghegan, S K Green, S T Gulliver and J W J Hughes-Hallett who are Directors of HSBC Holdings plc are, or previously served as, directors of The Hongkong and Shanghai Banking Corporation Limited.
G Morgan, an independent non-executive Director of HSBC Holdings plc, served as a director of HSBC Bank Canada from 1996 to 2006. S K Green, Group Chairman served as a director of HSBC Bank Canada between 2003 and 2004.
S M Robertson and R A Fairhead, who are independent non-executive Directors of HSBC Holdings plc, are directors of The Economist Newspaper Limited. S M Robertson was Chairman of Trustees of The Royal Academy Trust until 2007. J D Coombe, an independent non-executive Director of HSBC Holdings plc, serves on the Board of Trustees of the same trust. S M Robertson was a Trustee of the St Paul's Cathedral Foundation from 2000 until 2005. During this period S K Green, the Group Chairman, and Sir Brian Williamson, an independent non-executive Director of HSBC Holdings plc, also served as Trustees.

S M Robertson, an independent non-executive Director of HSBC Holdings plc, was a Partner or Managing Director of Goldman Sachs or its affiliates from 1997 to 2005. J L Thornton, an independent non-executive Director of HSBC Holdings plc, served in various managerial, supervisory, officer and/or director positions in the Goldman Sachs Group Inc and/or its affiliates from 1980 to 2003. Goldman Sachs are brokers to HSBC Holdings plc and advised: the Company on its acquisition of Crédit Commercial de France S.A. in 2000; Household International Inc. when it was acquired by HSBC Holdings plc in 2003; and Bank of Communications Limited when a 19.9 per cent interest was acquired by HSBC Holdings plc in 2004.
J L Thornton, an independent non-executive Director of HSBC Holdings plc, serves as the non-executive Chairman of HSBC North America Holdings Inc., a wholly-owned subsidiary of HSBC Holdings plc, with other Directors and members of the Senior Management of HSBC Holdings plc.
J W J Hughes-Hallett, an independent non-executive Director of HSBC Holdings plc, is chairman of John Swire & Sons Limited and a director of Swire Pacific Limited. A non-wholly owned subsidiary of John Swire & Sons Limited, Hong Kong Aircraft Engineering Company Limited (HAECO), owns 45 per cent of Hong Kong Aero Engine Services Limited (HAESL) a repair and overhaul company based in Hong Kong. HAESL is a joint venture company between Rolls-Royce plc, Hong Kong Aircraft Engineering Company Limited (HAECO), a member of the Swire Group, and SIA Engineering Company. HAECO also provides management services to HAESL. S M Robertson, an independent non-executive Director of HSBC Holdings plc, is non-executive Chairman of Rolls Royce Group plc.
Sir Brian Williamson, an independent non-executive Director of HSBC Holdings plc, is a member of the Finance and General Purposes Committee of St George's House Trust. Sir Mark Moody-Stuart, an independent non-executive Director of HSBC Holdings plc, is Chairman of the Finance and General Purposes Committee of St George's House Trust.
According to the register of Directors' interests maintained by HSBC Holdings plc pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors standing for re-election had the following interests in the shares and loan capital of HSBC at 1 March 2010 (the date of the Report of the Directors), all of which are beneficial unless otherwise stated. N R N Murthy and J L Thornton had no interests in the shares and loan capital of HSBC at 1 March 2010. Changes in Directors' interests since approval of the Report of the Directors on 1 March 2010 are shown in note (18) below.

HSBC Holdings ordinary shares of US$ 0.50	Beneficial owner	Child under 18 or spouse	Trustee	Jointly with another person	Total Interests[1]
R A Fairhead	-	-	-	21,300	21,300
M F Geoghegan	727,084	-	-	-	727,084
S K Green	836,992	-	100,000 [2]	64,252	1,001,244
G Morgan	79,029	-	-	-	79,029
S M Robertson	8,397	-	131,750 [2]	-	140,147
Sir Brian Williamson	36,616	-	-	-	36,616
1.      At 1 March 2010, M F Geoghegan and S K Green had additional interests, which are categorised as the interests of a beneficiary of a trust under the Securities and Futures Ordinance of Hong Kong, in 1,823,951 and 1,820,428 Ordinary Shares respectively arising from conditional awards of Performance Shares under the HSBC Share Plan, subject to the vesting arrangements summarised on pages 36 to 37 of the Annual Review and set out on pages 338 to 345 and pages 347 to 348 of the Annual Report and Accounts. The aggregate interests of M F Geoghegan, and S K Green in Ordinary Shares including interests arising through conditional awards of Performance Shares were 2,551,035 and 2,821,672 shares respectively. Each of the total interests represents less than 0.2 per cent of the shares in issue.
2.      Non-beneficial.
R A Fairhead, G Morgan, N R N Murthy, S M Robertson, J L Thornton and Sir Brian Williamson, the non-executive Directors who are standing for re-election, each receive a Director's fee of £65,000 per annum. Non-executive Directors' fees, which are regularly reviewed and compared with other large international companies, were authorised by Shareholders at the 2006 Annual General Meeting, following a comprehensive review of fees paid in other major UK companies. In addition, R A Fairhead receives fees totalling £100,000 per annum as Chairman of the Group Audit Committee, Chairman of the Group Risk Committee and as a member of the Nomination Committee. N R N Murthy receives a fee of £20,000 per annum as a member of the Corporate

Sustainability Committee. G Morgan receives a fee of £20,000 per annum as a member of the Remuneration Committee. S M Robertson receives fees totalling £50,000 per annum as a member of the Nomination Committee and as senior independent non-executive Director. J L Thornton receives a fee of £20,000 per annum as member of the Remuneration Committee. Sir Brian Williamson receives a fee of £20,000 per annum as a member of the Nomination Committee. Committee fees are determined by the Board. Those Directors to whom fees are payable do not participate in that determination. At the conclusion of the 2010 Annual General Meeting N R N Murthy will become the Chairman of the Corporate Sustainability Committee and receive a fee of £30,000 per annum and J L Thornton will become Chairman of the Remuneration Committee and receive a fee of £40,000 per annum.
J L Thornton, as non-executive Chairman of HSBC North America Holdings Inc., receives a fee of US$1.5 million per annum as Chairman of HSBC North America Holdings Inc. This fee was authorised by the shareholder of HSBC North America Holdings Inc.
Non-executive Directors do not have service contracts with HSBC Holdings plc. Subject to their re-election by shareholders, the terms of appointment for the non-executive Directors standing for re-election will expire:
in 2011 in respect of N R N Murthy; in 2012 in respect of S M Robertson, J L Thornton and Sir Brian Williamson; and in 2013 in respect of R A Fairhead and G Morgan.
The executive Directors have rolling service contracts with a notice period of 12 months for either party. The dates of the service contracts are:

M F Geoghegan............................................................................	26 February 2010
S K Green.......................................................................................	28 February 2008
Under the terms of his employment, M F Geoghegan receives a basic salary and is eligible for a discretionary annual bonus and long-term incentive award. S K Green receives a basic salary but, at his request, does not receive an annual bonus and is not considered for a long-term incentive award. The basic salaries of M F Geoghegan and S K Green are HK$13,495,000 and £1,250,000 per annum respectively. With effect from 26 January 2010, in recognition of the relocation of M F Geoghegan to Hong Kong and the associated additional costs of living that will be incurred, a fixed allowance of HK$3,767,256 (£300,000) per annum, is payable together with housing and other benefits in kind that are normal within this location. The fixed allowance is not pensionable and is not considered as part of salary in determining the maximum annual bonus and Performance Share awards. The performance factors to determine discretionary annual bonuses are explained on page 36 of the
Annual Review
and on pages 338 to 342 of the 2009
Annual Report and Accounts
. The remuneration policy for executive Directors provides an opportunity for top quartile total compensation through variable pay for higher levels of performance.
Copies of the terms of appointment for the non-executive Directors and the service contracts of the executive Directors are available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until the conclusion of the Meeting.
Save as disclosed above there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
(12)     The general purpose of the authorities to be conferred on the Directors by Resolutions 5 and 6 is to enable the Directors to allot shares up to a specified number without having first to obtain the consent of Ordinary Shareholders in general meeting. The Directors have undertaken that no capital will be issued which would effectively change the control of the Company or the nature of its business without the prior approval of Ordinary Shareholders in general meeting.
(13)     The purpose of Resolution 7 is to make alterations to the Articles of Association to reflect certain amendments made to the UK Companies Act 2006 by The Companies (Shareholders' Rights) Regulations 2009, further details of which are contained in Appendix I to the Chairman's letter to Shareholders dated 30 March 2010.
Copies of the Articles of Association of the Company and the Articles of Association of the Company as proposed to be amended by Resolution 7 will be available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the

Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until the conclusion of the Meeting. An electronic version of the Articles of Association, marked to show the proposed changes, is available on the Company's website at
www.hsbc.com.
(14)     The purpose of Resolution 8 is to amend the trust deed and rules of the HSBC Holdings UK Share Incentive Plan ("UK SIP") to extend the termination date of the UK SIP from 29 May 2010 until 28 May 2020 and to confirm the Directors' authority to establish similar plans for non-UK resident employees. A copy of the trust deed and rules as proposed to be amended by Resolution 8 and a copy of the current trust deed and rules will be available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until the conclusion of the Meeting.
(15)     The purpose of Resolution 9 is to seek shareholders' approval to enable general meetings (other than annual general meetings) to continue to be called on a minimum of 14 clear days' notice.
(16)     Shareholders are advised that any telephone number, website or email address set out in the Notice of Annual General Meeting, Form of Proxy or accompanying documents should not be used for the purposes of serving information on the Company (including the service of documents or information relating to the proceedings at the Meeting) unless otherwise stated.
(17)     For safety reasons, security checks will be carried out on entry to the Meeting. Shareholders are reminded that briefcases, cameras and recording devices will not be allowed in the Meeting and that all mobile telephones must be switched off.
(18)     The following changes in the interests of Directors, all beneficial unless otherwise stated, in the shares and loan capital of HSBC Holdings plc and its subsidiaries or associated corporations have been notified to the Company during the period from approval of the Report of the Directors on 1 March 2010 to 18 March 2010 (the latest practicable date prior to the printing of this document):
(a)       The undernamed Directors were granted awards of Restricted Shares under the HSBC Share Plan which gave rise to additional interests as beneficial owner in the number of Ordinary
Shares shown below:

V H C Cheng	193,534
D J Flint	307,917
A A Flockhart	297,746
M F Geoghegan	586,510
S T Gulliver	1,319,648
(b)      Upon the release of Restricted Share awards under the HSBC Share Plan, S T Gulliver's interests categorised as a beneficiary of a trust under the Securities and Futures Ordinance of Hong Kong were reduced by 396,085 Ordinary Shares which were sold by the trustees of the Plan and the proceeds passed to Mr Gulliver. Upon the release of Restricted Share awards under the HSBC Share Plan, V H C Cheng's interests categorised as a beneficiary of a trust under the Securities and Futures Ordinance of Hong Kong were reduced and his interests as beneficial owner were increased by 104,616 Ordinary Shares.
(c)       D J Flint and S K Green each acquired 18 Ordinary Shares as beneficial owner through the
HSBC Holdings UK Share Ownership Plan.
(19)     The following notifications of a major holding of voting rights have been made to the Company (at 18 March 2010, the latest practicable date prior to printing this document and have not been amended or withdrawn) pursuant to the requirements of the UK Financial Services Authority Disclosure and Transparency Rule 5:
·
Barclays PLC gave notice on 17 April 2007 of an indirect interest on 16 April 2007 in 518,233,657 Ordinary Shares, representing 4.47 per cent of the Ordinary Shares in issue at that date; and
·
Legal and General Group Plc gave notice on 9 March 2010 that it had a direct interest on 8 March 2010 in 696,851,431 Ordinary Shares, representing 3.99 per cent of the Ordinary
Shares in issue at that date.

(20)     The following notification of a major holding has been made to the Company (at 18 March 2010, the latest practicable date prior to printing this document and has not been amended or withdrawn) pursuant to the requirements of section 336 of the Securities and Futures Ordinance of Hong Kong:
·
JPMorgan Chase & Co. gave notice on 26 February 2010, that on 19 February 2010 it had a long position of 1,084,640,963 Ordinary Shares, representing 6.23 per cent of the Ordinary Shares in issue at that date, a short position of 58,168,411 Ordinary Shares, representing 0.33 per cent of the Ordinary Shares in issue at that date and a lending pool of 811,701,404 Ordinary Shares, representing 4.66 per cent of the Ordinary Shares in issue at that date.
(21)     In the event of a conflict between any translation and the English text hereof, the English text will prevail.

HSBC
Annual General Meeting - 28 May 2010
If there is a question or questions you would like to have addressed at the Annual General Meeting on 28 May 2010, please write your question(s) here and return this form as indicated below. Alternatively, please send your question by email to agmquestions@hsbc.com.

Question(s)

We will endeavour to address any issues raised when the item of business to which the question relates is under consideration by the Meeting. Any questions submitted that are not relevant to the business of the Meeting will be forwarded for the attention of an appropriate executive. These might include matters relating to a shareholder's bank account or affairs which are unlikely to be relevant to the business of the Meeting.
Submitting a question in advance of the Meeting does not affect your rights as a shareholder to attend and speak at the Meeting.
Signed:
Name:
Shareholder Reference Number:
Please return this form to the Registrars: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 3BD, United Kingdom; Computershare Hong Kong Investor Services Limited, Hopewell Centre, Rooms 1712-1716, 17th Floor, 183 Queen's Road East, Hong Kong SAR; or Corporate Shareholder Services, The Bank of Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.
Printed by Park Communications Limited, London, on Revive 50:50 Silk paper using vegetable oil-based inks. Made in Italy, the paper comprises 50% virgin fibre, 25% de-inked post-consumer waste and 25% pre-consumer waste. Pulps used are elemental chlorine-free.
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 30 March, 2010